EX-99.4c

              JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK
                             2900 Westchester Avenue
                            Purchase, New York 10577
                                 A STOCK COMPANY               [Graphic Omitted]
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                           RETIREMENT PLAN ENDORSEMENT

This Endorsement amends the contract to which it is attached for use in connection with a retirement plan which receives favorable income tax treatment under Section 401(a) of the Internal Revenue Code ("Code"). In the case of a conflict with any provision in the contract, the provisions of this Endorsement will control. The Company may further amend the contract from time to time to meet any requirements applicable to such plans. Any such changes will be subject to the prior approval of the New York Insurance Department. The effective date of this Endorsement is the Issue Date of the contract. The contract is amended as follows:

1. The Annuitant of this contract will be the applicable participant under the plan and the owner of this contract will be designated in the plan.

2. This contract, and the benefits under it, cannot be sold, assigned, transferred, discounted, pledged as collateral for a loan or as a security for the performance of an obligation or for any other purpose to any person other than the Company.

3. The terms of this contract and Endorsement are subject to the provisions of the plan under which the contract and Endorsement are issued.



                                        /s/ Clark P. Manning

                                        President